
January 3, 2014

<u>Via E-mail</u>
Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
1075 West Georgia Street, Suite 2600
Vancouver, British Columbia, V6E 3C9

> **Re:** **City Office REIT, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted December 6, 2013**
> **CIK No. 0001593222**

Dear Mr. Maretic:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Industry and Market Data, page ii

2.   Please provide us with support for all quantitative and qualitative business and industry data used throughout the prospectus. Clearly mark the specific language in the supporting materials. Please also tell us whether the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and if such material should be returned to the registrant upon completion of the staff review process.

Prospectus Summary

Our Properties, page 2

3.   Please revise the property tables on page 2 and in the business section, to reflect the impact of abatement upon annualized base rent and provide such disclosure on a per square foot bases. Alternatively, please tell us why the difference between annualized base rent and effective annual rent is not material.

Our Competitive Strengths, page 3

4.   Please revise your disclosure so that your management's years of experience are not aggregated. Also revise accordingly the disclosure on page 7 and elsewhere discussing the combined years of experience of the principals of the advisor.

5.   We note your disclosure that Mr. Maretic has acted as chief financial officer of an entity with more than $250 million in gross revenue. Please remove this disclosure from the prospectus or advise us why such performance measure of another company is relevant to this offering.

Our Advisor and the Advisory Agreement, page 7

6.   Please briefly discuss in the summary the limited circumstances in which the Advisor is entitled to receive a termination payment from the company and disclose the amount of such payment or how it is calculated.

Conflicts of Interest, page 8

7.   Please discuss whether the Advisor intends to provide management and/or advisory services to other entities.

Some of the leases at our properties contain "go-dark" provisions…, page 25

8.   We note your disclosure on page 1 of the prospectus that "as of September 30, 2013, approximately 61.5% of the base rental revenue from our initial properties was derived from tenants in these markets that are federal or state governmental agencies…" Please

tell us whether the tenants that are governmental agencies have the right to terminate their lease agreements without paying penalty for early termination. If so, please revise this risk factor to so state or tell us why it is not material.

Structure and Formation of Our Company, page 43

Formation Transactions, page 43

9.   In tabular format, for each property or interest to be acquired, please disclose the percentage ownership you will acquire, the fair value of the property or interest, the number of OP units to be issued, the amount of debt to be assumed, and the amount of debt to be repaid. In addition, please include this disclosure in your pro forma introduction on page F-2.

10.   We note your disclosure on page F-2 of a probable incurrence of a not yet specified amount of debt to finance the acquisition of the Cherry Creek interest. It does not appear that you have disclosed this probable debt in your discussion of the formation transactions nor have you included this probable debt in your table of Consolidated Indebtedness to be Outstanding After this Offering on page 65. Please revise or advise.

11.   As part of the formation transactions, it appears that you will acquire additional interests in Cherry Creek, Washington Group Plaza and CityCenter and that you will dispose of a portion of the interest in AmberGlen. Please disclose these transactions within your discussion of the formation transactions.

Use of Proceeds, page 48

12.   We note your disclosure that you will use a not yet specified amount to acquire interests in your initial properties. Please tell us and revise your filing to disaggregate amounts based on different uses, such as repayment of debt associated with these properties, cash payments to former owners, etc.

13.   On page F-29, you disclose that you will use a portion of the net proceeds to pay fees in connection with the assumption of debt and repay investor loans that were made to several of the contributing entities. It does not appear that you have disclosed these items in your use of proceeds section. Please revise or advise. To the extent you are using proceeds to repay related party debt, please explicitly disclose the amount of proceeds that will be paid to related parties for the repayment of such debt.

Capitalization, page 50

14.   Please revise your table to present the pro forma effects of the formation transactions separately from the offering.

Dilution, page 51

15.   Please revise your table to show the increase in pro forma net tangible book value per
        share from the formation transactions and the offering separately.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
54

Results of Operations, page 61

16.   We note you have multiple factors that impact your results of operations for several line
        items. Please revise your filing to separately quantify the impact from each factor.

17.   Please revise your disclosure to discuss the relative impact of changes in same store
        results and non-same store results. Please also disclose how you define "same store" for
        these purposes.

18.   Here or elsewhere, as applicable, please include a more detailed discussion of leasing
        activity during the periods presented, including the amount of new leases and renewed
        leases executed, the amount of leases that were not renewed, and leasing costs, including
        tenant improvements costs and leasing commissions (as applicable). Also provide
        quantitative disclosure comparing new rents on new and renewed leases to prior rents.

Liquidity and Capital Resources, page 64

19.   We note from the predecessor's statement of cash flows that a significant cash outflow
        for investing activities related to additions to real estate properties.   Please clarify
        whether any of these amounts related to capitalized personnel costs (i.e. salaries) or
        capitalized fees paid to your advisor. To the extent such capitalized costs are applicable
        and material, please quantify and disclose capitalized personnel costs and capitalized fees
        for all periods presented and discuss fluctuations in within your MD&A.

Contractual Obligations and Other Long-Term Liabilities, page 66

20.   Please revise your filing to provide a contractual obligations table on a pro forma basis.

Cash Flows, page 66

Comparison of Nine Months Ended September 30, 2013 to Nine Months Ended September 30,
2012, page 66

21.   You disclose that the decrease in net cash provided by operating activities was primarily
        due to a decrease in restricted cash. It appears that restricted cash increased and that such
        increase caused a decrease in your net cash. Please revise or advise.

Other Relationships, page 175

22.   Please revise to identify each underwriter that has a material relationship with you and state, with specificity, the nature of the relationship. Refer to Item 508(a) of Regulation S-K.

Financial Statements

Pro Forma Condensed Consolidated Financial Statements, page F-2

Notes and Management's Assumptions to Unaudited Pro Form Consolidated Financial Statements, page F-6

1. Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2013, page F-6

23.   We note your adjustment A and that you have determined that City Office Predecessor is the accounting acquirer. Per page F-13, you have disclosed that the predecessor does not represent a legal entity. In light of the predecessor not being a legal entity, please tell us and expand your filing to clarify who is the accounting acquirer and how you made that determination. Please refer to paragraphs 10 through 15 of ASC 805-10-55.

24.   We note your adjustment B for the acquisition of a controlling interest in Cherry Creek. Please tell us how you determined it was not necessary to record lease intangibles for this acquisition. To the extent you determine that it is necessary to record lease intangibles, please revise this adjustment and adjustment DD accordingly. Further, please expand your disclosure regarding how you determine the fair values of the acquired assets and liabilities.

25.   We note your adjustment C for the elimination of minority partners' economic participation incentives. Please clarify the nature of this item and how it will be accounted for in your pro forma financial statements. Further, please clarify that you will be disposing of 9% of the predecessor's interest in AmberGlen.

26.   We note your adjustments C and CC are for changes in the ownership interest in multiple entities. Please provide a detail within adjustments C and CC to disaggregate the impact to the financial statement line items for each entity with an ownership change.

2. Adjustments to Unaudited Pro Forma Consolidated Statements of Operations…, page F-7

27.   We note your adjustment DD for the acquisition of a controlling interest in Cherry Creek. Please tell us how you reflected the change in straight-line rental income due a new lease inception date. Further, it appears that you will obtain a new mortgage loan in conjunction with this acquisition; please tell us how you reflected the change in interest

expense. To the extent the interest rate is variable, please specifically disclose the interest rate assumed and the effects of a 1/8% change in that assumed interest rate.

28.   We note your adjustment EE. Please tell us how you determined that the costs to operate the entity as a public company are factually supportable. To the extent you remove the adjustment for these costs, we would not object if you include your estimate of these costs in a footnote to the pro forma financial statements.

29.   We note your adjustment FF and your disclosure that it reflects the amortization of the associated financing costs for two loans. This disclosure appears to only address one loan, the $118.5 million loan. Please advise or revise. Further, it appears that the $118.5 million loan is a variable rate loan; as such, please specifically disclose the interest rate assumed and the effects of a 1/8% change in that assumed interest rate.

30.   We note your adjustment GG. Please tell us if the advisory agreement replaces any other agreements that were in effect for the periods presented. To the extent you have recorded management fee expense that will no longer be recorded and is replaced with the fees calculated in accordance with the new agreement, please tell us if you have removed these old management fees.

31.   We note shares will be granted to your advisor at the completion of this offering. Please tell us how you determined it was not necessary to record an adjustment for the related compensation expense.

Financial Statements of City Office REIT, Inc. Predecessor, page F-8

Notes to Combined Financial Statements, page F-13

1. Organization and Description of Business, page F-13

32.   Please clarify your basis for your determination that the Predecessor and its related assets and liabilities are under common control. Please provide additional information regarding the ownership of the entities owning the properties, including organization charts.

2. Summary of Significant Accounting Policies, page F-13

Business Combinations, page F-14

33.   Please revise your filing to clarify your accounting policy for amortization of acquired in place lease intangible assets. This comment also applies to the financial statements of ROC-SCCP Cherry Creek I, LP.

Revenue Recognition, page F-15

34.   We note your disclosure that renewal options with rental terms that are lower than those in the primary terms are excluded from the straight-line rent calculation if the renewals are not reasonably assured. Please tell us and revise your filing to disclose how you determine if the renewals are reasonably assured or not. Within your response, please reference the authoritative accounting literature management relied upon. This comment also applies to the financial statements of ROC-SCCP Cherry Creek I, LP.

10. Future Minimum Rent Schedule, page F-25

35.   We note your disclosure that certain leases allow for the tenant to terminate the lease if the property is deemed obsolete and that the tenant must make a termination payment. Please tell us how you considered this termination clause in your determination of the lease term. Within your response, please reference the authoritative accounting literature management relied upon. This comment also applies to the financial statements of ROC-SCCP Cherry Creek I, LP.

36.   We note your disclosure that certain leases provide the tenant with the right to purchase the leased property at a stipulated price. Please tell us how you considered this purchase right in your determination of the lease classification. Within your response, please reference the authoritative accounting literature management relied upon. This comment also applies to the financial statements of ROC-SCCP Cherry Creek I, LP.

Financial Statements of ROC-SCCP Cherry Creek I, LP, page F-30

Notes to Financial statements, page F-35

5. Mortgage Loan Payable, page F-41

37.   Please clarify for us the nature of the interest rate swap with owners and tell us how you determined it should not be recorded in the financial statements of this entity. Within your response, please reference the authoritative accounting literature management relied upon.

Statements of Revenues and Certain Expenses for Washington Group Plaza, Boise, page F-43

Notes to Statements of Revenues and Certain Expenses, page F-45

2. Basis of Presentation and Significant Accounting Policies, page F-45

Revenue Recognition, page F-45

38.   Please disclose the difference between the rental revenue recorded and the amount of lease payments due. This comment also applies to the Statements of Revenues and Certain Expenses for Corporate Parkway.

Item 36. Financial Statements and Exhibit, page II-3

39.   We note that you will be filing all exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

                                            Sincerely,

                                            /s/ Tom Kluck

                                            Tom Kluck
                                            Legal Branch Chief

cc: Stephen T. Giove, Esq.